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                  [LETTERHEAD OF UCI MEDICAL AFFILIATES, INC.]

                                 March 24, 2003

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington, D.C.  20519
Attn: Anne Nguyen
      Jeffrey P. Riedler

      Re: UCI Medical Affiliates, Inc.
          Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-2
          File No. 333-62498, originally filed October 11, 2002

Ladies and Gentlemen:

         Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, UCI Medical Affiliates, Inc., a Delaware corporation (the "Company"), hereby respectfully applies to the Securities and Exchange Commission (the "Staff") for the immediate withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form S-2 (File No. 333-62498), as filed on October 11, 2002 (the "Post-Effective Amendment"). The Company desires to withdraw the Post-Effective Amendment because the Staff, upon its limited review of the Post-Effective Amendment, informed the Company that the Company was ineligible to use Form S-2 at the time of the filing of the Post-Effective Amendment. No securities have been sold under the Post-Effective Amendment.

         If the Staff has any questions regarding this application for withdrawal, please contact the undersigned at (803) 782-4278, or our counsel, C. Jones DuBose, Jr., Esq. of Nexsen Pruet Jacobs & Pollard, LLC at (803) 540-2086.

                                          Very truly yours,

                                          UCI MEDICAL AFFILIATES, INC.

                                          By:  /s/ Jerry F. Wells, Jr.
                                             -----------------------------------
                                                   Jerry F. Wells, Jr.
                                                   Executive Vice President and
                                                   Chief Financial Officer

cc: C. Jones DuBose, Jr., Esq.